Exhibit 21.1
FRED’S, Inc.
SUBSIDIARIES OF REGISTRANT
Fred’s, Inc. has the following subsidiaries, all of which are 100% owned:

Name	State of Incorporation
Fred’s Stores of Tennessee, Inc.	Tennessee
National Equipment Management and Leasing, Inc.	Tennessee
Insurance Value Protection Group, LTD	British Virgin Islands
Dublin Aviation, Inc.	Tennessee